ACKNOWLEDGEMENT OF BALSAM VENTURES, INC.

Balsam Ventures, Inc. (the “Company”), hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosures made in its filings;

  United States Securities and Exchange Commission (the “Commission”) staff comments or changes to our disclosure made in response to Commission staff comments do not foreclose the   Commission from taking any action with respect to the Company’s filings; and

  the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated the 29th day of July, 2005.

BALSAM VENTURES, INC.

Per:	/s/ John Boschert John Boschert Secretary, Treasurer and Chief Financial Officer